~~BYLAWS~~

~~OF~~

~~NOVASTAR FINANCIAL~~NOVATION COMPANIES, INC.

~~As of July 27, 2005~~

AMENDED AND RESTATED BYLAWS

ARTICLE I

MEETINGS OF STOCKHOLDERS

~~SECTION 1. Annual Meeting.~~ Section 1. ANNUAL MEETING. An annual meeting of stockholders ~~of the Corporation~~ for the ~~purpose~~election of ~~electing~~ directors and ~~transacting such other business as may properly come before the meeting shall be held each year~~the transaction of any business within the powers of the Corporation shall be held on ~~such~~the date and at ~~such~~the time ~~as shall be designated~~and place set by the Board of Directors. ~~Meetings of stockholders shall be held at the principal office of the Corporation or at such other place within the United States as shall be stated in the notice of the meeting.~~

~~SECTION 2. Special Meetings~~ Section 2. SPECIAL MEETINGS. Special meetings of the stockholders for any purpose or purposes may be called at any time by the President, the Board of Directors or the written request of stockholders entitled to cast a majority of the votes which all stockholders are entitled to cast at the particular meeting, addressed to the Secretary and then the Secretary shall proceed to call a special meeting only as may be required by law.

~~SECTION 3. Notices. Notice of the annual meeting and of any special meeting of stockholders shall, at least ten days but not more than ninety days prior to the date thereof, be given to each stockholder entitled to vote thereat and each other stockholder entitled to notice of the meeting. Notice is given to a stockholder when it is personally delivered to it, left at its residence or usual place of business, or mailed to it at its address as it appears on the records of the Corporation. Notwithstanding the foregoing provisions, each person who is entitled to notice waives notice if, before or after the meeting, such stockholder signs a waiver of notice which is filed with the records of the stockholders' meeting, or is present at the meeting in person or by proxy. Every notice of an annual meeting or a special meeting shall state the time and place of the meeting. If the meeting is a special meeting or notice of the purpose or purposes is required by statute, the notice shall also briefly state the purpose or purposes thereof, and no business, other than that specified in such notice and matters germane thereto, shall be transacted at the meeting without further notice to stockholders not present in person or by proxy.~~

~~SECTION 4. Quorum; Manner of Acting and Adjournment. Unless statute or the Charter provides otherwise, at a meeting of stockholders the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum, and a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting, except that a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.~~

~~Whether or not a quorum is present, a meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice by a majority vote of the stockholders present in person or by proxy to~~

a date not more than 120 days after the original record date. Any business which might have been transacted at the meeting as originally notified may be deferred and transacted at any such adjourned meeting at which a quorum shall be present.

Section 3.   PLACE. All meetings of stockholders shall be held at the principal executive office of the Corporation or at such other place as shall be set in accordance with these Bylaws and stated in the notice of the meeting.

Section 4.   SPECIAL MEETING PROCEDURES.

(a)   Special Meetings Called by President or Board of Directors. In the case of a special meeting called by the President or the Board of Directors, the special meeting of stockholders shall be held on the date and at the time and place set by the President or Board of Directors, whoever has called the meeting.

(b)   Stockholder-Requested Special Meetings.

(1)   Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder, each individual whom the stockholder proposes to nominate for election or reelection as a director and each matter proposed to be acted on at the meeting that would be required to be disclosed in connection with the solicitation of proxies for the election of directors or the election of each such individual, as applicable, in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which a Record Date Request Notice is received by the Secretary.

(2)   In order for any stockholder to request a special meeting to act on any matter that may properly be considered at a meeting of stockholders, one or more written requests for a special meeting (collectively, the "Special Meeting Request") signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority of all of the votes entitled to be cast on such matter at such

meeting (the "Special Meeting Percentage") shall be delivered to the Secretary. In addition, the Special Meeting Request shall (a) set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the Secretary), (b) bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, (c) set forth (i) the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), (ii) the class, series and number of all shares of stock of the Corporation which are owned (beneficially or of record) by each such stockholder and (iii) the nominee holder for, and number of, shares of stock of the Corporation owned beneficially but not of record by such stockholder, (d) be sent to the Secretary by registered mail, return receipt requested, and (e) be received by the Secretary within 60 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation of the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary.

(3) The Secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing or delivering the notice of the meeting (including the Corporation's proxy materials). The Secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 4(b), the Secretary receives payment of such reasonably estimated cost prior to the preparation and mailing or delivery of such notice of the meeting.

(4) In the case of any special meeting called by the Secretary upon the request of stockholders (a "Stockholder-Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; *provided*, however, that the date of any Stockholder-Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and *provided further* that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the Secretary (the "Delivery Date"), a date and time for a Stockholder-Requested Meeting, then such meeting shall be held at 2:00 p.m., local time, on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and *provided further* that in the event that the Board of Directors fails to designate a place for a Stockholder-Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for a Stockholder-Requested Meeting, the Board of Directors may consider such factors as it deems relevant, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder-Requested Meeting in the event that the requesting stockholders fail to comply with the provisions of paragraph (3) of this Section 4(b).

(5) If written revocations of the Special Meeting Request have been delivered to the Secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage

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have delivered, and not revoked, requests for a special meeting on the matter to the Secretary: (i) if the notice of meeting has not already been delivered, the Secretary shall refrain from delivering the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for a special meeting on the matter, or (ii) if the notice of meeting has been delivered and if the Secretary first sends to all requesting stockholders who have not revoked requests for a special meeting on the matter written notice of any revocation of a request for the special meeting and written notice of the Corporation's intention to revoke the notice of the meeting or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the Secretary may revoke the notice of the meeting at any time before ten days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting without acting on the matter. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6)   The Chairman of the Board, Chief Executive Officer, President or Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported Special Meeting Request shall be deemed to have been received by the Secretary until the earlier of (i) five Business Days after actual receipt by the Secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the Secretary represent, as of the Request Record Date, stockholders of record entitled to cast not less than the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7)   For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Missouri are authorized or obligated by law or executive order to close.

Section 5.   NOTICE. Not less than ten nor more than 90 days before each meeting of stockholders, the Secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such stockholder personally, by leaving it at the stockholder's residence or usual place of business, by electronic transmission or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid. If transmitted electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. The Corporation may give a single notice to all stockholders who share an address, which single notice shall be effective as to any stockholder at such address, unless such stockholder objects to receiving such single notice or revokes a prior consent to receiving such single notice. Failure to give notice of any meeting to one or more stockholders, or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article I or the validity of any proceedings at any such meeting.

Subject to Section 12(a) of this Article I, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice. The Corporation may postpone or cancel a meeting of stockholders by making a public announcement (as defined in Section 12(c)(3) of this Article I) of such postponement or cancellation prior to the meeting. Notice of the date, time and place to which the meeting is postponed shall be given not less than ten days prior to such date and otherwise in the manner set forth in this section.

SECTION 5. Organization. At every meeting of the stockholders, the Chairman of the Board, if there be one, shall conduct the meeting or, in the case of vacancy in office or absence of the Chairman of the Board, one of the following officers present shall conduct the meeting in the order stated: the Vice Chairman of the Board, if there be one, the President, the Vice Presidents in their order of rank and seniority, or a Chairman chosen by the stockholders entitled to cast a majority of the votes which all stockholders present in person or by proxy are entitled to cast, shall act as Chairman, and the Secretary or, in his or her absence, an assistant secretary, or in the absence of both Secretary and assistant secretaries, a person appointed by the Chairman, shall act as Secretary. Section 6. ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment or appointed individual, by the Chairman of the Board or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting in the following order: the Vice Chairman of the Board, if there is one, the Chief Executive Officer, the President, the Vice Presidents in their order of rank and seniority, the Secretary, or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The Secretary, or, in the Secretary's absence, an Assistant Secretary, or, in the absence of both the Secretary and Assistant Secretaries, an individual appointed by the Board of Directors or, in the absence of such appointment, an individual appointed by the chairman of the meeting shall act as secretary. In the event that the Secretary presides at a meeting of stockholders, an Assistant Secretary, or, in the absence of all Assistant Secretaries, an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and such other individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments; (e) determining when and for how long the polls should be opened and when the polls should be closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (h) concluding a meeting or recessing or adjourning the meeting, whether or not a quorum is present, to a later date and time and at a place announced at the meeting; and (i) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 6. Voting. Unless the Charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. In all elections for directors, each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted, but cumulative voting is not permitted.

SECTION 7. Proxies. A stockholder may vote the stock the stockholder owns of record either in person or by proxy. A stockholder may sign a writing authorizing another person to act as proxy. Signing may be accomplished by the stockholder or the stockholder's authorized agent signing the writing or causing the stockholder's signature to be affixed to the writing by any reasonable means, including facsimile signature. A stockholder may authorize another person to act as proxy by transmitting, or authorizing the transmission of, a telegram, cablegram, datagram, or other means of electronic transmission to the person authorized to act as proxy or to a proxy solicitation firm, proxy support service organization, or other person authorized by the person who will act as proxy to receive the transmission. Unless a proxy provides otherwise, it is not valid more than 11 months after its date. A proxy is revocable by a stockholder at any time without condition or qualification unless the proxy states that it is irrevocable and the proxy is coupled with an interest. A proxy may be made irrevocable for so long as it is coupled with an interest. The interest with which a proxy may be coupled includes an interest in the stock to be voted under the proxy or another general interest in the Corporation or its assets or liabilities.

SECTION 8. Voting Lists. At each meeting of stockholders, a full, true and complete list of all stockholders entitled to vote at such meeting, showing the number and class of shares held by each and certified by the transfer agent for such class or by the Secretary, shall be furnished by the Secretary.

SECTION 9. Informal Action by Stockholders. Unless otherwise provided by law, any action required to be taken at a meeting of the stockholders, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof.

SECTION 10. Meeting by Conference Telephone. Stockholders may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at a meeting.

Section 7. QUORUM. At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum; but this section shall not affect any requirement under any statute or the charter of the Corporation (the "Charter") for the vote necessary for the approval of any matter. If such quorum is not established at any meeting of the stockholders, the chairman of the meeting may adjourn the meeting without specifying a date and time for reconvening or from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum has been established, may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough stockholders to leave fewer than would be required to establish a quorum.

Section 8.   VOTING. A plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director. Each share entitles the holder thereof to vote for as many individuals as there are directors to be elected and for whose election the holder is entitled to vote. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Charter. Unless otherwise provided by statute or by the Charter, each outstanding share, regardless of class, entitles the holder thereof to cast one vote on each matter submitted to a vote at a meeting of stockholders. Voting on any question or in any election may be by voice vote unless the chairman of the meeting shall order that voting be by ballot or otherwise.

Section 9.   PROXIES. A holder of record of shares of stock of the Corporation may cast votes in person or by proxy executed by the stockholder or by the stockholder's duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the Secretary of the Corporation before or at the meeting. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

Section 10.   VOTING OF STOCK BY CERTAIN HOLDERS. Stock of the Corporation registered in the name of a corporation, limited liability company, partnership, joint venture, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, managing member, manager, general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any trustee or fiduciary, in such capacity, may vote stock registered in such trustee's or fiduciary's name, either in person or by proxy.

Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board of Directors may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares of stock registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board of Directors considers necessary or desirable. On receipt by the

Corporation of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the holder of record of the specified stock in place of the stockholder who makes the certification.

Section 11.   INSPECTORS. The Board of Directors or the chairman of the meeting may appoint, before or at the meeting, one or more inspectors for the meeting and any successor to the inspector. Except as otherwise provided by the chairman of the meeting, the inspectors, if any, shall (i) determine the number of shares of stock represented at the meeting, in person or by proxy, and the validity and effect of proxies, (ii) receive and tabulate all votes, ballots or consents, (iii) report such tabulation to the chairman of the meeting, (iv) hear and determine all challenges and questions arising in connection with the right to vote, and (v) do such acts as are proper to fairly conduct the election or vote. Each such report shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be *prima facie* evidence thereof.

Section 12. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS.

(a)   Annual Meetings of Stockholders.

SECTION 11. Stockholder Proposals. For any stockholder proposal to be presented in connection with an annual meeting of stockholders of the Corporation, including any proposal relating to the nomination of a director to be elected to the Board of Directors of the Corporation, the stockholder putting forth such proposal must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than 90 days before the first anniversary of the mailing date of the notice of the preceding year's annual meeting. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner. This Section shall not apply to the 1996 annual meeting. For the 1997 annual meeting the previous year's meeting shall be deemed to have taken place on May 29, 1996; provided that this sentence shall cease to be a part of the Bylaws after holding the 1997 annual meeting and any adjournments thereof. (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice by the stockholder as provided for in this Section 12(a) and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with this Section 12(a).

(2)   For any nomination or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 12, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall set forth all information required under this Section 12 and shall be delivered to the Secretary at the principal executive office of the Corporation not later than 5:00 p.m., Central Time, on the 90th day prior to the first anniversary of the date of the proxy statement (as defined in Section 12(c)(3) of this Article I) for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, in order for notice by the stockholder to be timely, such notice must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Central Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(3)   Such stockholder's notice shall set forth:

(i)   as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a "Proposed Nominee"), all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act;

(ii)   as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the stockholder's reasons for proposing such business at the meeting and any material interest in such business of such stockholder or any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or the Stockholder Associated Person therefrom;

(iii)   as to the stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person,

(A)   the class, series and number of all shares of stock or other securities of the Corporation or any affiliate thereof (collectively, the "Company Securities"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person,

(B)   the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person,

(C)   whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit of changes in the price of (x) Company Securities or (y) any security of any entity that was listed in the Peer Group in the Stock Performance Graph in the most recent annual report to security holders of the Corporation (a "Peer Group Company") for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation or any affiliate thereof (or, as applicable, in any Peer Group Company) disproportionately to such person's economic interest in the Company Securities (or, as applicable, in any Peer Group Company), and

(D)   any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Company Securities where such stockholder, Proposed Nominee or Stockholder Associated Person receives no extra or special benefit not shared on a *pro rata* basis by all other holders of the same class or series;

(iv)   as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (3) of this Section 12(a) and any Proposed Nominee,

(A)   the name and address of such stockholder, as they appear on the Corporation's stock ledger, and the current name and business address, if different, of each such Stockholder Associated Person and any Proposed Nominee and

(B)   the investment strategy or objective, if any, of such stockholder and each such Stockholder Associated Person who is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such stockholder and each such Stockholder Associated Person;

(v)   the name and address of any person who contacted or was contacted by the stockholder giving the notice or any Stockholder Associated Person about the Proposed Nominee or other business proposal prior to the date of such stockholder's notice; and

(vi)   to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder's notice.

(4)   Such stockholder's notice shall, with respect to any Proposed Nominee, be accompanied by a certificate executed by the Proposed Nominee (i) certifying that such Proposed Nominee (a) is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a director that has not been disclosed to the Corporation and (b) will serve as a director of the Corporation if elected; and (ii) attaching a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Corporation, upon request, to the stockholder providing the notice and shall include all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder, or would be required pursuant to the rules of any national securities exchange on which any securities of the Corporation are listed or over-the-counter market on which any securities of the Corporation are traded).

(5)   Notwithstanding anything in this subsection (a) of this Section 12 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement (as defined in Section 12(c)(3) of this Article I) for the preceding year's annual meeting, a stockholder's notice required by this Section 12(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than 5:00 p.m., Central Time, on the tenth day following the day on which such public announcement is first made by the Corporation.

(6)   For purposes of this Section 12, "Stockholder Associated Person" of any stockholder shall mean (i) any person acting in concert with such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder (other than a stockholder that is a depositary) and (iii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such stockholder or such Stockholder Associated Person.

(b)   Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors, (ii) by a stockholder that has requested that a special meeting be called for the purpose of electing directors in compliance with Section 4 of this Article I and that has supplied the information required by Section 4 of this Article I about each individual whom the stockholder proposes to nominate for election of directors or (iii) provided that the special meeting has been called in accordance with Section 4(a) of this Article II for the purpose of electing directors, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 12 and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the notice procedures set forth in this Section 12. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation's notice of meeting, if the stockholder's notice, containing the information required by paragraphs (a)(3) and (4) of this Section 12, is delivered to the Secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Central Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(c)   General.

(1) If information submitted pursuant to this Section 12 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 12. Any such stockholder shall notify the Corporation of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the Secretary or the Board of Directors, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 12, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the stockholder pursuant to this Section 12 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 12.

(2)   Only such individuals who are nominated in accordance with this Section 12 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 12. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 12.

(3)   For purposes of this Section 12, "the date of the proxy statement" shall have the same meaning as "the date of the company's proxy statement released to shareholders" as used in Rule 14a-8(e) promulgated under the Exchange Act, as interpreted by the Securities and Exchange Commission from time to time. "Public announcement" shall mean disclosure (A) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR

Newswire or other widely circulated news or wire service or (B) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 12, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 12. Nothing in this Section 12 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, or the right of the Corporation to omit a proposal from, any proxy statement filed by the Corporation with the Securities and Exchange Commission pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 12 shall require disclosure of revocable proxies received by the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A by such stockholder or Stockholder Associated Person under Section 14(a) of the Exchange Act.

Section 13. TELEPHONE MEETINGS. The Board of Directors or chairman of the meeting may permit one or more stockholders to participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at the meeting.

Section 14. CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law (the "MGCL"), or any successor statute, shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE II

DIRECTORS

SECTION 1. Number, Classification, Election and Term Section 1. NUMBER, CLASSIFICATION, ELECTION AND TERM. The affairs of the Corporation shall be under the direction and control of a Board of Directors which shall be initially composed of three (3) members who shall hold office until its successors are duly chosen and qualified. The directors shall be divided into three Classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The term of the initial Class I directors shall terminate on the date of the annual meeting of stockholders held in 1997; the term of the initial Class II directors shall terminate on the date of the annual meeting of stockholders held in 1998; and the term of the initial Class III directors shall terminate on the date of the annual meeting of stockholders held in 1999. At each annual meeting of stockholders beginning in 1997, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. The number of directors shall be increased or decreased from time to time by vote of a majority of the entire Board of Directors; provided, however, that the

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number of directors may not exceed fifteen (15) nor be less than three (3) except as permitted by law. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. A director elected by stockholders shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

At all times subsequent to the first closing in the Corporation's initial private placement of its Capital Stock (the "Private Placement"), except in the case of a vacancy, a majority of the Board of Directors shall be Independent Directors (as hereinafter defined). For the purposes of these Bylaws, "Independent Director" shall mean a director of the Corporation who is not an officer or employee of the Corporation or any subsidiary or affiliate of the Corporation. General Electric Capital Corporation and its affiliates, including GE Capital Mortgage Corporation, shall not be deemed to be affiliates of the Corporation for purposes of this definition. Directors need not be stockholders in the Corporation.

Whenever the holders of any one or more series of preferred stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the Board of Directors shall consist of said directors so elected in addition to the number of directors fixed as provided above in the first paragraph of this Section 1. Notwithstanding the foregoing, and except as otherwise may be required by law, whenever the holders of any one or more series of preferred stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders.

SECTION 2. Function of DirectorsSection 2.   FUNCTION OF DIRECTORS. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. All the powers of the Corporation are vested in and shall be exercised by or under the authority of the Board of Directors except as otherwise prescribed by statute, by the Charter or by these Bylaws.

SECTIONSection 3. Vacancies VACANCIES. Subject to the rights of the holders of any class of stock separately entitled to one or more directors, any vacancy occurring on the Board of Directors for any cause other than by reason of an increase in the number of directors may, subject to the provisions of Section 5, be filled by a majority of the remaining members of the Board of Directors, regardless of whether such majority of the remaining members of the Board of Directors is less than a quorum; provided, however, that if the Corporation has completed its Private Placement and, in accordance with Section 1, a majority of the Board of Directors are required to be Independent Directors, then Independent Directors shall nominate replacements for vacancies among the Independent Directors, which replacements must be elected by a majority of the directors, including a majority of the Independent Directors. Subject to the rights of the holders of any class of stock separately entitled to elect one or more directors, any vacancy occurring by reason of an increase in the number of directors may be filled by action of a majority of the entire Board of Directors including, following the Private Placement, a majority of the Independent Directors.

The stockholders may fill any vacancy occurring on the Board of Directors for any reason, subject to the requirement for Independent Directors, if applicable. If the stockholders of any class or series are entitled separately to elect one or more directors, a majority of the remaining directors elected by that class or series or the sole remaining director elected by that class or series may fill any vacancy among the number of directors elected by that class or series. A director elected by the Board of Directors to fill a vacancy shall be elected to hold office until the next annual meeting of stockholders or until his successor is elected and qualified.

SECTION 4. ResignationsSection 4.   RESIGNATIONS. Any director or member of a committee may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of the receipt by the Chairman of the Board, the President or the Secretary. Acceptance of a resignation shall not be necessary to make it effective.

SECTIONSection 5. Removal REMOVAL. Any director or the entire Board of Directors may be removed only in accordance with the Charter.

SECTION 6. Committees of the Board of DirectorsSection 6.   COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors may appoint from among its members an Executive Committee, an Audit Committee, a Compensation Committee and other committees composed of one or more directors and delegate to these committees any of the powers of the Board of Directors, except the power to authorize dividends of stock, elect directors, issue stock other than as provided in the next sentence, recommend to the stockholders any action which requires stockholder approval, amend these Bylaws, or approve any merger or share exchange which does not require stockholder approval. At least a majority of all committees of the Board shall be comprised of Independent Directors. If the Board of Directors has given general authorization for the issuance of stock providing for or establishing a method or procedure for determining the maximum number of shares to be issued, a committee of the Board, in accordance with that general authorization or any stock option or other plan or program adopted by the Board of Directors, may authorize or fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued, including all terms and conditions required or permitted to be established or authorized by the Board of Directors.

Each committee may fix rules of procedure for its business. One-third of the members of a committee shall constitute a quorum for the transaction of business and the act of a majority of those present at a meeting at which a quorum is present shall be the act of the committee. The members of a committee present at any meeting, whether or not they constitute a quorum, may

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appoint a director to act in the place of an absent member; provided, however, that in the event of the absence or disqualification of any Independent Director, such appointee shall be an Independent Director. Any action required or permitted to be taken at a meeting of a committee may be taken without a meeting, if an unanimous written consent which sets forth the action is signed by each member of the committee and filed with the minutes of the committee. The members of a committee may conduct any meeting thereof by conference telephone in accordance with the provisions of Section 8 of this Article.

Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternative members to replace any absent or disqualified member, or to dissolve any such committee.

SECTION 7. Meetings of the Board of Directors Section 7. MEETINGS OF THE BOARD OF DIRECTORS. Meetings of the Board of Directors, regular or special, may be held at any place in or out of the State of Maryland as the Board of Directors may from time to time determine or as shall be specified in the notice of such meeting.

Members of the Board of Directors may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by such means constitutes presence in person at a meeting.

The first meeting of each newly elected Board of Directors shall be held as soon as practicable after the annual meeting of the stockholders at which the directors were elected. The meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors as provided in this Section 7, except that no notice shall be necessary if such meeting is held immediately after the adjournment, and at the site, of the annual meeting of stockholders.

Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called at any time by two (2) or more directors or by a majority of the members of the executive committee, if one be constituted, in writing with or without a meeting of such committee, or by the Chairman of the Board of Directors or the President.

Special meetings may be held at such place or places in or out of the State of Maryland as may be designated from time to time by the Board of Directors; in the absence of such designation, such meetings shall be held at such places as may be designated in the notice of meeting.

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Notice of the place and time of every special meeting of the Board of Directors shall be delivered by the Secretary to each director either personally or by telephone, telegraph, overnight courier or facsimile, or by leaving the same at his residence or usual place of business at least twenty-four (24) hours before the time at which such meeting is to be held or, if by first-class mail, at least 72 hours before the time of such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States Mail addressed to the director at his post office address as it appears on the records of the Corporation, with postage thereon paid. Unless the Bylaws or a resolution of the Board of Directors provides otherwise, the notice need not state the business to be transacted at, or the purposes of, any special meeting of the Board of Directors. No notice of any special meeting of the Board of Directors need be given to any director who attends except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the special meeting is not lawfully called or convened, or to any director who, in writing executed and filed with the records of the meeting either before or after the holding thereof, waives such notice.

Any meeting of the Board of Directors, regular or special, may adjourn from time to time to reconvene at the same or some other place, and no notice need be given of any such adjourned meeting other than by announcement.

SECTION 8. Informal Action by Directors Section 8.   INFORMAL ACTION BY DIRECTORS. Unless otherwise provided by law, any action required to be taken at a meeting of the directors or any other action which may be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors.

SECTION 9. Quorum and Voting Section 9.   QUORUM AND VOTING. At all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and the action of a majority of the directors present at any meeting at which a quorum is present shall be the action of the Board of Directors unless the concurrence of a greater proportion is required for such action by law, the Charter or these Bylaws. If a quorum shall not be present at any meeting of directors, the directors present thereat may, by a majority vote, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION Section 10. Organization ORGANIZATION. The Chairman of the Board shall preside at each meeting of the Board of Directors. In the absence or inability of the Chairman of the Board to preside at a meeting, the President or, in his absence or inability to act, another director chosen by a majority of the directors present, shall act as chairman of the meeting and preside thereat. The Secretary (or, in his absence or inability to act, any person appointed by the chairman of the meeting) shall act as Secretary of the meeting and keep the minutes thereof.

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SECTION 11. Compensation of Directors Section 11.   COMPENSATION   OF DIRECTORS. Independent Directors shall receive compensation for their services, and expenses of attendance for attendance at each regular or special meeting of the Board of Directors, or of any committee thereof or both, as may be determined from time to time by the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 12. Investment Policies and Restrictions Section 12.   INVESTMENT POLICIES AND RESTRICTIONS. The Board of Directors, including a majority of the Independent Directors, shall approve the investment policies of the Corporation. The investment policies and compliance therewith shall be reviewed by the Independent Directors at least annually to determine that the policies then being followed by the Corporation are in the best interest of the stockholders of the Corporation. Each such determination and the basis therefor shall be set forth in the minutes of the meeting of the Board of Directors.

It shall be the duty of the Board of Directors to ensure that the purchase, sale, retention and disposal of the Corporation's assets, and the investment policies of the Corporation and the limitations thereon or amendment thereof are at all times in compliance with the restrictions applicable to real estate investment trusts pursuant to the Internal Revenue Code of 1986, as amended.

SECTION 13. Presumption of Assent Section 13.   PRESUMPTION   OF   ASSENT.   A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent or abstention shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any director who votes in favor of such action.

SECTION Section 14. Advisory Directors ADVISORY DIRECTORS. The Board of Directors may by resolution appoint advisory directors to the Board, who may also serve as directors emeriti, and shall have such authority and receive such compensation and reimbursement as the Board of Directors shall provide. Advisory directors or directors emeriti shall not have the authority to participate by vote in the transaction of business.

Section 15.   RELIANCE. Each director and officer of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be entitled to rely on any

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information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Corporation whom the director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter which the director or officer reasonably believes to be within the person's professional or expert competence, or, with respect to a director, by a committee of the Board of Directors on which the director does not serve, as to a matter within its designated authority, if the director reasonably believes the committee to merit confidence.

Section 16.   RATIFICATION.   The Board of Directors or the stockholders may ratify any action or inaction by the Corporation or its officers to the extent that the Board of Directors or the stockholders could have originally authorized the matter, and if so ratified, shall have the same force and effect as if originally duly authorized, and such ratification shall be binding upon the Corporation and its stockholders.   Any action or inaction questioned in any stockholders' derivative proceeding or any other proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a director, officer or stockholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the stockholders, and such ratification shall constitute a bar to any claim or execution of any judgment in respect of such questioned action or inaction.

Section 17.   CERTAIN RIGHTS OF DIRECTORS AND OFFICERS.   Any director or officer, in his or her personal capacity or in a capacity as an affiliate, employee, or agent of any other person, or otherwise, may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to the Corporation.

ARTICLE III

OFFICERS

SECTION 1. Officers. The officers of the Corporation shall be

Section 1.   GENERAL PROVISIONS.   The officers of the Corporation shall include a President, a Secretary and a Treasurer and may include a Chairman of the Board, a President, a Treasurer and a Secretary, who shall be elected by the Board of Directors to serve during the pleasure of the Board and until their respective successors are elected and qualified, except as otherwise provided in any employment agreement between the Corporation and any officer. The Board of Directors may also appoint one or more Vice Presidents. The same person may hold any two or more offices except those of President and Vice President.

SECTION 2. Subordinate Officers, Committees and Agents. The Board of Directors may from time to time elect such other officers and appoint such committees, employees or other agents as the business of the Corporation may require, including one or more assistant secretaries, and one or more assistant treasurers, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws, or as the Board of Directors may from time to time determine. The Board of Directors may delegate to any officer or committee the power to elect subordinate officers and to retain or appoint employees or other agents.

SECTION 3. Chairman of the Board. Vice Chairman of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Operating Officer, a Chief Financial Officer, one or more Assistant

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Secretaries and one or more Assistant Treasurers. In addition, the Board of Directors may from time to time elect such other officers with such powers and duties as it shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board of Directors, except that the Chief Executive Officer or President may from time to time appoint one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers or other officers. Each officer shall serve until his or her successor is elected and qualifies or until his or her death, or his or her resignation or removal in the manner hereinafter provided. Any two or more offices except President and Vice President may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. REMOVAL AND RESIGNATION. Any officer or agent of the Corporation may be removed, with or without cause, by the Board of Directors if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by delivering his or her resignation to the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 3. VACANCIES. A vacancy in any office may be filled by the Board of Directors for the balance of the term.

Section 4. CHAIRMAN OF THE BOARD. The Board of Directors may designate from among its members a Chairman of the Board, who shall not, solely by reason of these Bylaws, be an officer of the Corporation. The Board of Directors may designate the Chairman of the Board as an executive or non-executive chairman. The Chairman of the Board shall preside at all meetings of the stockholders and the Board of Directors at which he or she is present. Unless otherwise specified by the Board of Directors, the Chairman of the Board shall also be the Chief Executive Officer of the Corporation and perform the duties customarily performed by chief executive officers, and shall perform such other duties as may from time to time be requested of him or her by the Board of Directors.

 over the meetings of the Board of Directors. The Chairman of the Board shall perform such other duties as may be assigned to him or her by these Bylaws or the Board of Directors.

Section 5. CHIEF EXECUTIVE OFFICER. The Board of Directors may designate a Chief Executive Officer. In the absence of such designation, the Chairman of the Board shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors, and for the management of the business and affairs of the Corporation. He or she may execute, on behalf of the Corporation, any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of Chief Executive Officer and such other duties as may be prescribed by the Board of Directors from time to time.

Section 6. CHIEF OPERATING OFFICER. The Board of Directors may designate a Chief Operating Officer. The Chief Operating Officer shall have the responsibilities and duties as determined by the Board of Directors or the Chief Executive Officer.

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Section 7.   CHIEF FINANCIAL OFFICER. The Board of Directors may designate a Chief Financial Officer. The Chief Financial Officer shall have the responsibilities and duties as determined by the Board of Directors or the Chief Executive Officer.

~~SECTION 4. President. Unless otherwise provided by resolution of the Board of Directors, the President, in the absence of the Chairman of the Board, shall preside at all meetings of the Board of Directors and of the stockholders at which he shall be present. The President shall, subject to the control of the Board of Directors,~~   Section 8.   PRESIDENT.   In the absence of a Chief Executive Officer, the President shall in general supervise and control all of the business and affairs of the Corporation. ~~The President may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized~~ In the absence of a designation of a Chief Operating Officer by the Board of Directors, ~~certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors have authorized to be executed~~the President shall be the Chief Operating Officer. He or she may execute any deed, mortgage, bond, contract or other instrument on behalf of the Corporation, except in cases where the ~~signing and~~ execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise ~~signed or~~ executed; and in general shall perform all duties incident to the office of ~~president~~President and such other duties as may be prescribed by the Board of Directors from time to time.

~~SECTION 5. Vice Presidents.~~   Section 9.   VICE PRESIDENTS. In the absence of the President or in the event of ~~his or her death, inability or refusal to act, or at the request of~~ ~~the Chief Executive Officer or President, the Vice President or Vice Presidents shall perform the duties and exercise~~a vacancy in such office, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the President and when so acting shall have all the powers of ~~the President~~ and be subject to all the restrictions upon the President. ~~The Vice President or Vice Presidents~~; and shall perform such other duties as from time to time may be assigned to ~~him or her or them by the President or by the Board of Directors.~~ such Vice President by the Chief Executive Officer, the President or the Board of Directors. The Board of Directors may designate one or more Vice Presidents as Executive Vice President, Senior Vice President, or Vice President for particular areas of responsibility.

~~SECTION 6. Secretary.~~   Section 10.   SECRETARY. The Secretary shall (a) keep the minutes of the proceedings of the stockholders~~:~~, the Board of Directors and committees of the Board of Directors~~: meetings~~ in one or more books provided for that purpose~~,~~; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law~~.~~; (c) be custodian of the corporate records and of the seal of the Corporation ~~and~~(if any); (d) keep a register of the post office address of each stockholder which shall be furnished to the

Secretary by such stockholder~~.~~; (e) have general charge of the stock transfer books of the Corporation; and~~,~~ (f) in general~~,~~ perform ~~all duties incident to the office of Secretary and~~ such other duties as from time to time may be assigned to him or her by the ~~President, the~~ Chief Executive Officer, the President or the Board of Directors.

~~SECTION 7. Treasurer.~~ Section 11.   TREASURER.   The Treasurer shall have ~~charge and~~the custody of ~~and be responsible for all~~the funds and securities of the Corporation, ~~receive~~shall keep full and ~~give~~accurate accounts of receipts ~~for moneys due and payable~~and disbursements in books belonging to the Corporation ~~from any source whatsoever, and~~, shall deposit all ~~such~~moneys and other valuable effects in the name and to the credit of the Corporation in such ~~banks, trust companies or other~~ depositories as ~~shall be selected in accordance with these Bylaws~~may be designated by the Board of Directors and in general perform ~~all of the duties incident to the office of Treasurer and~~ such other duties as from time to time may be assigned to him or her by the ~~President, the~~Chief Executive Officer, the ~~Chief Financial Officer~~President or ~~by~~ the Board of Directors. In the absence of a designation of a Chief Financial Officer by the Board of Directors, the Treasurer shall be the Chief Financial Officer of the Corporation.

~~SECTION 8. Other Officers. The other officers of the Corporation shall perform such duties as the President may from time to time assign to them.~~

~~SECTION 9. Removal. Any officer elected by the Board of Directors may be removed, either for or without cause, at any time upon the vote of a majority of the Board of Directors. Any other employee of the Corporation may be removed or dismissed at any time by the President. The removal of an officer does not prejudice any of his or her contract rights.~~

~~SECTION 10. Resignation. Any officer or agent may resign at any time by giving written notice to the Board of Directors, or to the President or to the Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.~~

~~SECTION 11. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, or any other cause, shall be filled by the Board of Directors or by the officer or remaining members of the committee to which the power to fill such office has been delegated pursuant to Section 2 of this Article, as the case may be, and if the office is one for which these Bylaws prescribe a term, shall be filled for the unexpired portion of the term.~~

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

~~SECTION 12. Salaries. The salaries, if any, of the officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or by such officer as may be designated by resolution of the Board of Directors. The salaries or other compensation of any other~~ Section 12.   ASSISTANT SECRETARIES AND ASSISTANT TREASURERS.   The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or Treasurer, respectively, or by the Chief Executive Officer, the President or the Board of Directors.

Section 13.   COMPENSATION.   The compensation of the officers~~, employees and other agents~~ shall be fixed from time to time by ~~the officer or committee to which the power to elect such officers or to retain or appoint such employees or other agents has been delegated pursuant to Section 2 of this Article. No~~or under the authority of the Board of Directors and no officer shall be prevented from receiving such ~~salary or other~~compensation by reason of the fact that he or she is also a director ~~of the Corporation.~~.

ARTICLE IV

CONTRACTS, CHECKS AND DEPOSITS

Section 1.   CONTRACTS. The Board of Directors may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when duly authorized or ratified by action of the Board of Directors and executed by an authorized person.

Section 2.   CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board of Directors.

Section 3.   DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited or invested from time to time to the credit of the Corporation as the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, or any other officer designated by the Board of Directors may determine.

ARTICLE V

STOCK

SECTION 1. Certificates. Each stockholder shall be entitled to a certificate or certificates which shall represent and certify the number and kind and class of shares owned by it in the Corporation. Each certificate shall be signed by the Chairman of the Board or the President or a Vice President and countersigned by the Secretary or an assistant secretary or the Treasurer or an assistant treasurer.

The signatures may be either manual or facsimile signatures. In case any officer who has signed any certificate ceases to be an officer of the Corporation before the certificate is issued, the certificate may nevertheless be issued by the Corporation with the same effect as if the officer had not ceased to be such officer as of the date of its issue. Each stock certificate shall include on its face the name of the Corporation, the name of the stockholder and the class of stock and number of shares represented by the certificate. If the Corporation has authority to issue stock of more than one class, the stock certificate shall contain on its face or back a full statement or summary of the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the stock of each class which the Corporation is authorized to issue and if the Corporation is authorized to issue any preferred or special class in series, the differences in the relative rights and preferences between the shares of each series to the extent they have been set, and the authority of the Board of Directors to set the relative rights and preferences of subsequent series. In lieu of such full statement or summary, there may be set forth upon the face or back of the certificate a statement that the Corporation will furnish to any stockholder upon request and without charge, a full statement of such information. Such request may be made to the Secretary or to the Corporation's transfer agent. Every stock certificate representing shares of stock which are restricted as to transferability by the Corporation shall contain a full statement of the restriction or state that the Corporation will furnish information about the restriction to the stockholder on request and without charge. A stock certificate may not be issued until the stock represented by it is fully paid, except in the case of stock purchased under an option plan as permitted by law.

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SECTION 2. Lost Certificates. The Board of Directors may order a new certificate or certificates of stock to be issued in place of any certificates shown to have been lost or destroyed under such terms and conditions as to it may seem reasonable. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such stolen, lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond, with sufficient surety to the Corporation to indemnify it against any loss or claim which may arise by reason of the issuance of a new certificate.

SECTION 3. Transfer Agents and Registrars. At such time as the Corporation lists its securities on a national securities exchange or the Nasdaq National Market, or such earlier time as the Board of Directors may elect, the Board of Directors shall appoint one or more banks or trust companies in such city or cities as the Board of Directors may deem advisable, from time to time, to act as transfer agents and/or registrars of the shares of stock of the Corporation; and, upon such appointments being made, no certificate representing shares shall be valid until countersigned by one of such transfer agents and registered by one of such registrars.

SECTION 4. Transfer of Stock. No transfers of shares of stock of the Corporation shall be made if (i) void ab initio pursuant to the Charter, or (ii) the Board of Directors, pursuant to the Charter, shall have refused to transfer such shares; provided, however, that nothing contained in these Bylaws shall impair the settlement of transactions entered into on the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system. Permitted transfers of shares of stock of the Corporation shall be made on the stock records of the Corporation only upon the instruction of the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with a transfer agent or transfer clerk, and upon surrender of the certificate or certificates, if issued, for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of all taxes thereon. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, as to any transfers not prohibited by the Charter or by action of the Board of Directors thereunder, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 1.   CERTIFICATES. Except as may be otherwise provided by the Board of Directors, stockholders of the Corporation are not entitled to certificates representing the shares of stock held by them. In the event that the Corporation issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Corporation in any manner permitted by the MGCL. In the event that the Corporation issues shares of stock without certificates, to the extent then required by the MGCL, the Corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no differences in the rights and obligations of stockholders based on whether or not their shares are represented by certificates.

Section 2.   TRANSFERS. All transfers of shares of stock shall be made on the books of the Corporation, by the holder of the shares, in person or by his or her attorney, in such manner as the Board of Directors or any officer of the Corporation may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors that such shares shall no longer be represented by certificates. Upon the transfer of any uncertificated shares, the Corporation shall provide to the record holders of such shares, to the extent then required by the MGCL, a written statement of the information required by the MGCL to be included on stock certificates.

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The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class or series of stock will be subject in all respects to the Charter and all of the terms and conditions contained therein.

Section 3. REPLACEMENT CERTIFICATE. Any officer of the Corporation may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated; provided, however, if such shares have ceased to be certificated, no new certificate shall be issued unless requested in writing by such stockholder and the Board of Directors has determined that such certificates may be issued. Unless otherwise determined by an officer of the Corporation, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Corporation a bond in such sums as it may direct as indemnity against any claim that may be made against the Corporation.

SECTION 5. Fixing of Record Dates. Section 4. FIXING OF RECORD DATE. The Board of Directors may fixset, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of stockholders, or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, mayshall not be prior to the close of business on the day the record date is fixed nor, subject to Section 4 of Article I,and shall be not more than ninety (90) days and, or in the case of a meeting of stockholders, not less than ten (10) days, prior tobefore the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

SECTION 6. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments, if any, a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law or the Charter.

SECTION 7. Regulations. The Board of Directors may make such additional rules and regulations, not inconsistent with the Bylaws or the Charter, as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

ARTICLE V

SEAL

The

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When a record date for the determination of stockholders entitled to notice of and to vote at any meeting of stockholders has been set as provided in this section, such record date shall continue to apply to the meeting if adjourned or postponed, except if the meeting is adjourned or postponed to a date more than 120 days after the record date originally fixed for the meeting, in which case a new record date for such meeting shall be determined as set forth herein.

Section 5. STOCK LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate stock ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

Section 6. FRACTIONAL STOCK; ISSUANCE OF UNITS. The Board of Directors may authorize the Corporation to issue fractional shares of stock or authorize the issuance of scrip, all on such terms and under such conditions as it may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may authorize the issuance of units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide ~~a suitable seal for the Corporation, which may be either facsimile or any other form of seal and shall remain in the custody of the Secretary. If the Board of Directors so provides, it shall be affixed to all certificates of the Corporation's stock and to other instruments requiring a seal. If the Corporation is required to place~~ that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VI

ACCOUNTING YEAR

The Board of Directors shall have the power, from time to time, to fix the fiscal year of the Corporation by a duly adopted resolution.

ARTICLE VII

DISTRIBUTIONS

Section 1. AUTHORIZATION. Dividends and other distributions upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the Charter. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to the provisions of law and the Charter.

Section 2. CONTINGENCIES. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine, and the Board of Directors may modify or abolish any such reserve.

ARTICLE VIII

SEAL

Section 1.   SEAL. The Board of Directors may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words "Incorporated Maryland." The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof.

Section 2.   AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its ~~corporate~~ seal to a document, it ~~is~~shall be sufficient to meet the ~~requirement~~requirements of any law, rule~~,~~ or regulation relating to a ~~corporate~~ seal to place the word "~~Seal~~(SEAL)" adjacent to the signature of the person authorized to ~~sign~~execute the document on behalf of the Corporation.

~~ARTICLE VI~~

~~SIGNATURES~~

~~SECTION 1. Checks, Drafts, Etc. All checks, drafts and orders for the payment of money, notes and other evidences of indebtedness, issued in the name of the Corporation, shall, unless otherwise provided by resolution of the Board of Directors, be signed by the President, a Vice President or an Assistant Vice President and countersigned by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary.~~

~~SECTION 2. Stock Transfer. All endorsements, assignments, stock powers or other instruments of transfer of securities standing in the name of the Corporation shall be executed for and in the name of the Corporation by the President or Vice President or by such officer as the Board of Directors may designate.~~

~~ARTICLE VII~~

~~FISCAL YEAR~~

~~The fiscal year of the Corporation shall be the twelve calendar months period ending December 31 in each year, unless otherwise provided by the Board of Directors.~~

~~SECTION VIII~~

ARTICLE IX

INDEMNIFICATION AND ADVANCE OF EXPENSES

~~SECTION~~Section 1. ~~Procedure~~PROCEDURE. Any indemnification shall be made within 10 days after a determination is made that the director or officer requesting indemnification (the "Indemnified Party") is entitled to such indemnification. Any payment of expenses in advance of the final disposition of any proceeding shall be made within 10 days after the receipt by the Corporation of a written statement from an Indemnified Party requesting such advance. The right to indemnification and advances shall be enforceable by the Indemnified Party in any court of competent

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jurisdiction, if (i) the Corporation denies a written request for indemnification, in whole or in part, (ii) payment is not timely made, or (iii) the Corporation fails to make a determination as to the Indemnified Party's right to indemnification within 30 days after receipt by the Company of a written request for indemnification from the Indemnified Party. The Indemnified Party's costs and expenses incurred in connection with successfully establishing his or her right to indemnification in any such action shall also be reimbursed by the Corporation. It shall be a defense to any action for advance for expenses if the statement received by the Corporation requesting such advance does not contain (i) a written affirmation by the Indemnified Party of such Indemnified Party's good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met, and (ii) an undertaking as required by law to reimburse the portion of any advances relating to proceedings for which it is ultimately determined that the standard of conduct has not been met and which have not been successfully resolved.

SECTIONSection 2. Exclusivity, EtcEXCLUSIVITY, ETC. The indemnification and advance of expenses provided by the Charter and these Bylaws shall not be deemed exclusive of any other rights to which a person seeking indemnification or advance of expenses may be entitled under any law (common or statutory), or any agreement, vote of stockholders or disinterested directors or other provision that is consistent with law, both as to action in his or her official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation, shall continue in respect of all events occurring while a person was a director or officer after such person has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of such person. All rights to indemnification and advance of expenses under the Charter of the Corporation and hereunder shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Bylaw is in effect. Nothing herein shall prevent the amendment of this Bylaw, provided that no such amendment shall diminish the rights of any person hereunder with respect to events occurring or claims made before its adoption or as to claims made after its adoption in respect of events occurring before its adoption. Any repeal or modification of this Bylaw shall not in any way diminish any rights to indemnification or advance of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Bylaw or any provision hereof is in force.

SECTION 3. Severability; DefinitionsSection 3. SEVERABILITY; DEFINITIONS. The invalidity or unenforceability of any provision of this Article VIIIIX shall not affect the validity or enforceability of any other provision hereof. The phrase "this Bylaw" in this Article VIIIIX means this Article VIIIIX in its entirety.

ARTICLE X

WAIVER OF NOTICE

Whenever any notice of a meeting is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice of such meeting, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

ARTICLE XI

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

SECTION IX

SUNDRY PROVISIONS

SECTION 1. Books and Records. The Corporation shall keep correct and complete books and records of its accounts and transactions and minutes of the proceedings of its stockholders and Board of Directors and of any executive or other committee when exercising any of the powers of the Board of Directors. The books and records of the Corporation may be in written form or in any other form which can be converted within a reasonable time into written form for visual inspection. Minutes shall be recorded in written form but may be maintained in the form of a reproduction. The original or a certified copy of the Bylaws shall be kept at the principal office of the Corporation.

SECTION 2. Voting Upon Shares in Other Corporations. Stock of other corporations or associations, registered in the name of the Corporation, may be voted by the President, a Vice President, or a proxy appointed by either of them. The Board of Directors, however, may by resolution appoint some other person to vote such shares, in which case such person shall be entitled to vote such shares upon the production of a certified copy of such resolution.

SECTION 3. Exemption from Control Share Acquisition Statute. The provisions of Sections 3-701 to 3-709 of the Corporations and Associations Article of the Annotated Code of Maryland shall not apply to any share of capital stock of the Corporation now or hereafter outstanding. Such shares of capital stock are exempted from such Sections to the fullest extent permitted by Maryland law.

SECTION 4. Annual Statement of Affairs. The President or chief accounting officer shall prepare annually a full and correct statement of the affairs of the Corporation, to include a balance sheet and a financial statement of operations for the preceding fiscal year. The statement of affairs shall be submitted at the annual meeting of the stockholders and, within 20 days after the meeting, placed on file at the Corporation's principal office.

SECTION 5. Mail. Except as herein expressly provided, any notice or other document which is required by these Bylaws to be mailed shall be deposited in the United States mails, postage prepaid.

SECTION 6 Reliance. Each director, officer, employee and agent of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon the opinion of counsel or upon

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reports made to the Corporation by any of its officers or employees or by the adviser, accountants, appraisers or other experts or consultants selected by the Board of Directors or officers of the Corporation, regardless of whether such counsel or expert may also be a director.

SECTION 7. Certain Rights of Directors, Officers, Employees and Agents. The directors shall have no responsibility to devote their full time to the affairs of the Corporation. Any director or officer, employee or agent of the Corporation, in his or her personal capacity or in a capacity as an affiliate, employee or agent of any other person, or otherwise, may have business interests and engage in business activities similar to or in addition to those of or relating to the Corporation.

SECTION X

AMENDMENTS

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine.

ARTICLE XII

OFFICES

Section 1.   PRINCIPAL OFFICE. The principal office of the Corporation in the State of Maryland shall be located at such place as the Board of Directors may designate.

Section 2.   ADDITIONAL OFFICES. The Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE XIII

AMENDMENT OF BYLAWS

These Bylaws may be amended or replaced, or new Bylaws may be adopted, either (1) by the vote of the stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon at any duly organized annual or special meeting of stockholders, or (2), with respect to those matters which are not by statute reserved exclusively to the stockholders, by vote of a majority of the Board of Directors, including a majority of the Independent Directors of the Corporation, in office at any regular or special meeting of the Board of Directors; provided, however, that Section 2 of Article I and Sections 1 through 14 of Article II of these Bylaws may only be amended or modified by the vote of at least 66 2/3% of the votes which all stockholders are entitled

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to cast thereon. It shall not be necessary to set forth such proposed amendment, repeal or new Bylaws, or a summary thereof, in any notice of such meeting, whether annual, regular or special.